

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via Email
Mr. Mark Gasson
Chief Executive Officer
Panex Resources Inc.
Coresco AG
Level 3
Gotthardstrasse 20 6300
Zug, Switzerland

> **Re:** **Panex Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed November 5, 2014**
> **File No. 333-199871**
> **Supplemental Response Letter**
> **Dated December 4, 2014**

Dear Mr. Gasson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed November 5, 2014

1. We note your response to prior comment one from our letter dated November 14, 2014 and reissue in part. We note that you are registering a total of 1,339,143,556 shares for sale by the selling stockholders, including several affiliates. According to the tables in your Selling Stockholders and Security Ownership of Certain Beneficial Owners and Management section you had 1,416,136,507 shares outstanding of which at least 601,977,553 appear to be held by affiliates. We also note that the majority of shares registered in this offering appear to have been acquired within the last four months. Please provide further analysis regarding why you believe this offering should not be considered an indirect primary offering registering shares by or on behalf of the

registrant. As the analysis provided in your December 4, 2014 response did not address the amount of shares (approximately 164% of outstanding non-affiliated shares) or the duration for which the majority of these shares have been held, please focus on these factors. Your response should also address the relationships between the selling shareholders and the issuer and the lack of an existing market. For guidance, please refer to the Securities Act Rules C&DI Section 612.09. Also, please clarify the reference to "[i]n the event a creditor cannot liquidate his shares, then the debt is reinstated …" and analyze this provision within the context of your overall response.

2. We note your response to prior comment two. Please revise to clarify the offering price. Refer to Item 501(b)(3) of Regulation S-K. In this regard, please revise to clarify that the shares will be offered at a fixed price until such time as a market develops for your securities. Please also confirm your understanding that being quoted on the OTC Pink does not satisfy this existing market requirement for purposes of identifying the offering price on the cover page.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Conrad Lysiak